UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

ERYTECH Pharma S.A.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Republic of France

(Jurisdiction of Subject Company’s Incorporation or Organization)

ERYTECH Pharma S.A.

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Gil Beyen

60 Avenue Rockefeller

69008 Lyon France

Telephone: +33 4 78 74 44 38

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

The following documents are attached as exhibits to this Form CB:

Exhibit Number	Exhibit Description

99.1*	Exemption Document Prepared In Connection With The Merger by Absorption of PHERECYDES Pharma S.A. by Erytech Pharma S.A., published on May 23, 2023.

99.2*	PHERECYDES Pharma S.A. 2022 Annual Financial Report, published on April 27, 2023 and incorporated by reference into the Exemption Document.

*	Previously furnished as an exhibit to Form 6-K on May 24, 2023 and incorporated by reference in this Form CB.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, will be included in each of the documents referred to in Item 1 that is disseminated to U.S. holders.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit Number	Exhibit Description

99.3+	Press Release by ERYTECH Pharma S.A. and PHERECYDES Pharma S.A. announcing the planned combination between ERYTECH Pharma S.A. and PHERECYDES Pharma S.A., dated February 15, 2023.

99.4++	Press Release by ERYTECH Pharma S.A. providing update on the planned combination between ERYTECH Pharma S.A. and PHERECYDES Pharma S.A., dated May 15, 2023.

+	Previously furnished as an exhibit to Form 6-K on February 16, 2023 and incorporated by reference in this Form CB.

++	Previously furnished as an exhibit to Form 6-K on May 16, 2023 and incorporated by reference in this Form CB.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by ERYTECH Pharma S.A. with the Securities and Exchange Commission concurrently with the furnishing of this Form CB on May 24, 2023.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ERYTECH Pharma S.A.

Date: May 24, 2023	By:	/s/ Eric Soyer
Name Eric Soyer

Title: Chief Financial Officer and Chief Operating Officer